October 15, 2014	Writer’s Direct Contact +1 (202) 887.6933 CSchoch@mofo.com

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement of Jernigan Capital, Inc.

Ladies and Gentlemen:

On behalf of our client, Jernigan Capital, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-11 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. The Company commenced operations on October 2, 2014, and accordingly, has no revenues and no material results of operations. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) has occurred.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 887-6933 or Scott Lesmes at (202) 887-1585.

Very truly yours,

/s/ Courtney A. Schoch

Courtney A. Schoch